UNANIMOUS WRITTEN CONSENT OF DIRECTORS

IN LIEU OF A MEETING OF THE BOARD OF DIRECTORS

- OF –

BIG SKY ENERGY CANADA LTD.

The undersigned, being all of the directors of Big Sky Energy Canada Ltd. (the "Corporation"), an international business corporation located in the British Virgin Islands, do hereby consent to the adoption of the following resolutions by written consent, without a meeting of the Board of Directors of the Corporation:

BE IT THEREFORE RESOLVED that the Board of Directors hereby appoints Wei Yang to the Board of Directors to hold office until the next Annual Meeting of Shareholders or until his successor is duly elected and qualified;

FURTHER RESOLVED that Wei Yang shall have exclusive voting and dispositive powers over all equity investment holdings held by the Corporation currently or acquired in the future.

FURTHER RESOLVED that any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation to do all such acts and things and to execute and deliver, whether under the seal of the Corporation or otherwise, all such statements, forms or other documents as he may consider advisable or as may be reasonably required in connection with and subject to the foregoing, and execution by any one officer or director of the Corporation shall be conclusive proof of his authority to do such acts and to execute and deliver such documents on behalf of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the 10th  day of March, 2004.

/s/ Kai Yang	/s/ Delphine de Rohan Chabot
Kai Yang	Delphine de Rohan Chabot